Exhibit 12.1
FREEPORT-McMoRan COPPER & GOLD INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income taxes and equity in affiliated companies' net earnings	$4,913	5,486	8,818	8,512	5,816
Amortization of previously capitalized interest	45	41	36	34	31
Less: capitalized interest	(174)	(81)	(109)	(66)	(78)
Less: preferred dividends of a consolidated subsidiary	(31)	—	—	—	—

Earnings (losses) from continuing operations before fixed charges	$4,753	5,446	8,745	8,480	5,769

Fixed charges:
Interest expense, net of capitalized interest	$550	180	301	448	568
Capitalized interest	174	81	109	66	78
Amortization of debt expenses, premiums and and discounts	(32)	7	11	14	18
Interest portion of rental expense	23	22	23	26	32
Preferred dividends of a consolidated subsidiary	31	—	—	—	—

Total fixed charges	$746	290	444	554	696

Adjusted earnings (losses)	5,499	5,736	9,189	9,034	6,465

Ratio of earnings to fixed charges (a)	$7.4	19.8	20.7	16.3	9.3

Preferred dividend requirements:
Total fixed charges	$746	290	444	554	696
Preferred stock dividends	—	—	—	96	370

Combined fixed charges and preferred stock dividends	746	290	444	650	1,066

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	$7.4	19.8	20.7	13.9	6.1

(a) For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, equity in affiliated companies' net earnings and cumulative effect of accounting changes. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.